FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For April 16, 2007

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   April 16, 2007

By: Signed "Cathy Zhai"

Cathy Zhai

Chief Financial Officer

NEWS RELEASE

                           For Immediate Release

Norsat Launches Family of Very Low Noise Amplifiers

High Definition, Bandwidth Intensive and Mission Critical Applications Demand Very Low Noise Amplifiers

(Vancouver, Canada) April 16th, 2007 – Norsat International Inc. (TSX – NII.TO; OTC BB – NSATF.OB) announced today that it has launched a commercial line of very Low Noise Amplifiers (“LNAs”) optimized for high definition, bandwidth intensive and mission critical applications. The new LNA family is ideally suited for applications where consistent low noise performance is critical.

“These precision-engineered LNAs are ideal for high definition applications and are designed for easy integration into the receive chains of a wide variety of satellite terminals from cable head ends to hardened military earth stations,” said Dr. Amiee Chan, President and CEO, Norsat International Inc. “The LNA series boast the industry’s most impressive noise figures, linearity and gains; and complements our BDC line of products.”

The LNA family of products is available in the Ku, Ka, C and X-band frequencies. Additional performance characteristics include a very low noise temperature and a DC current of 200 mA.  The LNAs can be customized to meet project requirements.

The new LNAs will on display at the company’s booth, # C8547, in the Satellite Technologies Hall, at NAB (National Association of Broadcasters) 2007 at the Las Vegas Convention Center.

Further information can be obtained by calling +1.800.644.4562 or +44.1522.730800.

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with the Company’s audited consolidated financial statements and related notes included therein for the year ended December 31, 2006, and the Management Discussion and Analysis for the year ended December 31, 2006.

All the Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  Additional information from the year ended December 31, 2006, and other information related to the Company, may be found on the company’s website at www.norsat.com.

About Norsat International, Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at investor@norsat.com or by phone, 1-604-821-2808.

# # #

Norsat International Inc. Contact:

Dr. Amiee Chan

+1 (604) 821-2808

achan@norsat.com